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03029863

September 5, 2003

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549



Olympus Optical Co., Ltd.
Rule 12g3-2(b) File No. 82-3326

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Optical Co. Ltd. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

Enclosed herewith are an English language Annual Report for the year ended March 31, 2003, issued by the Company on August 18, 2003 for distribution to its shareholders, and an English language press release of the Company dated July 1, 2003. Additionally, between August 4, 2003 and August 28, 2003, the Company issued four Japanese language press releases without preparing English translations. We have therefore furnished English summaries of these untranslated press releases below:

- Japanese language press release dated August 4, 2003 regarding the introduction of the "MAUSB-100" xD memory card reader/writer
- Japanese language press release dated August 5, 2003 regarding a promotional preorder campaign for the "E-1" digital SLR camera

dlw 9/9

- Japanese language press release dated August 22, 2003 regarding the Company's participation in a long-distance surgery project between Japan and Korea using a high-speed internet connection

- Japanese language press release dated August 28, 2003 regarding the Company's sponsorship of a digital photography contest

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (81)-3-5251-1601 if you have any questions regarding the attached.

Very truly yours,



Richard C. Kramer

Enclosures

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

July 1, 2003

A 35-mm compact camera with 4× zoom lens up to 150 mm in a slim body

New Olympus μ-III 150

The information contained in this news release applies only to the Japanese market.

Olympus Optical Co., Ltd. (President: Tsuyoshi Kikukawa) is please to announce the introduction of μ [mju:]-III 150, the 43mm thin-bodied 35-mm compact camera fitted with a 37.5–150 mm 4× zoom.

Featuring a high-performance 4× zoom lens within its compact form, the μ-III 150 is the top-of-the-line model in the μ-III Series of cameras. The beautifully contoured, elegant body is designed to have lasting appeal to a wide range of camera users. In addition to high basic performance and splash-proof design, in order to minimize the risk of blurry photos, Camera-Shake Indicator is featured. Other functions include the 11-point Multi-Wide Passive AF system to lock on off-center subjects, reducing the risk of out-of-focus shots. This full range of features makes it easy to shoot photos that come out just as imagined.

The overall high performance of the μ Series, which features high basic camera functions in a splash-proof design bodied has been built into a refined and stylish design based on the Small Beauty concept. These features have made the μ series the world's best-selling brand of compact camera.


OLYMPUS
μ [mju:]-III 150
OLYMPUS ED LENS
MULTI-AF ZOOM 37.5-150mm

35mm Compact Camera μ [mju:]-III 150

Main features

1. Slim body with powerful 4× zoom lens up to 150 mm

2. Splash-proof design for confident use on rainy days

(Equivalent to IEC Standard Publication 529 IPX4, protection against water splashed from any direction.)

3.11-Point Multi-Wide Passive AF system to improve focus of off-center subjects to minimize wasted shots

4.“Camera Shake Indicator” to minimize blurry shots due to camera shake

5.Beautiful body design with stylish and contoured form

Feature Details

1. Slim body with powerful 4× zoom lens up to 150 mm

In a slim body measuring, 117 mm (W) × 61 mm (H) × 43mm (D), the camera features with a 37.5–150 mm 4× zoom lens. The thin body design includes a 4× zoom lens that fully retracts behind a protective lens barrier. The newly designed 7-group, 8-element lens configuration features ED (extra-low dispersion) glass lens usually limited to SLR (single lens reflex) interchangeable lenses and other high-end cameras, and two double-sided aspherical lenses.

Even at telephoto zoom, because chromatic aberration and spherical aberration are minimized, photos come out sharp and high quality. Moreover, the 150 mm focal length of the zoom lens brings distant subjects close and enables natural-looking shots.

2. Splash-proof design for confident use in the rain (Equivalent to IEC Standard Publication 529 IPX4, protection against water splashed from any direction.)

The camera is designed to conform to IEC Standard Publication 529 IPX4, protection against water splashed from any direction. This means that it can be used with confidence on rainy days and in other conditions, which the cameras without the same level of splash-proof designed will likely to result in internal water damage. This makes the camera useful across a broad range of shooting situations, so there’s no need to worry about damage from a sudden shower or flurry of

snow, or splashes at the poolside. It also makes it possible for photos to be taken with wet hands during fishing, camping, or other outdoor leisure pursuits.

3.11-point Multi-Wide passive AF means fewer poor-focus shots of off-center subjects

The camera is equipped with the 11-point multi-wide passive AF system that was newly developed for the μ [mju:]-III series. It uses a wide-area passive AF sensor that provides precise distance measurements across approximately 1.5 wider than the area compared to the company's previous products (μ [mju:]-II series). The AF area is measured separately at up to 11 points (in wide-angle mode), and the results are rapidly processed using algorithms exclusively developed by Olympus. This system recognizes the main subject even if it is off-axis or there are two standing side by side, to minimize AF dropout in the center of the frame that can cause out-of-focus shots, and provide more accurate focusing.

4. "Camera Shake Indicator" to minimize blurry shots due to camera shake

The camera-shake indicator was a popular feature introduced with the μ-III120. When camera-shake surpassing a certain level is detected by the AF sensor, this function alternately flashes two LEDs next to the viewfinder to alert the user. Even novices who are more likely to take blurry pictures due to camera-shake will be able to take better photos.

5.Beautiful body design with stylish and contoured form

While maintaining the uniquely streamlined, flowing image of the μ series , the camera body has been designed with a stylish, attractively contoured form. Warmth and elegant, the beautiful styling is designed to have lasting appeal to a wide range of camera users. Moreover, in this highly portable camera, when the camera is switched off, the lens fully retracts behind the protective lens barrier.

Other Features

- **Flash Mode** Range of flash modes to help users to achieve natural-looking photos.
- **Landscape Mode** for sharp and clear shots of distant scenery.
- **Spot Mode** to ensure accurate focusing and exposure on the subject regardless of the surrounding brightness or darkness.

- **Dioptric Correction** of -2 to +1 m^{-1} (per meter) to compensate for eyesight.
- **Remote Control** enables the shutter to be released from a distance (up to 5 m in front of camera).

Specifications

µ [mju:]-Ⅲ 150

Type	Fully automatic 35 mm autofocus lens-shutter camera with built-in 37.5 – 150 mm zoom lens.
Film Format	35 mm standard DX-coded film (24 × 36 mm)
Lens	Olympus lens 37.5 – 150 mm F5.1 – F13.3 8 elements in 7 groups
Shutter	Programmed electronic shutter
Viewfinder	Real-image zoom viewfinder (with autofocus mark, close-up correction marks, autofocus indicator and flash indicator)
Focusing	Passive type multi auto-focus. Focus lock possible. Focusing range: TELE 0.8 m – ∞ (infinity) WIDE 0.6 m – ∞ (infinity)
Exposure Control	Programmed automatic exposure control, switchable from 3 - zone light metering to spot metering. Auto exposure range: Wide angle: EV2.7 (F5.1, 4 sec.)-EV16.1 (F10.1, 1/690 sec.) Telephoto*: EV5.5 (F13.3, 4 sec.)-EV17 (F17.5, 1/440 sec.)
Exposure Counter	Progressive type with automatic reset, displayed on LCD panel
Self-Timer Remote Control (optional)	Electronic self-timer with approx. 12 sec. delay. Infrared remote control unit with approx. 3 sec. delay.
Film Speed Range	Automatic setting with DX-coded film with ISO 50, 100, 200, 400, 800, 1600 and 3200. Film speeds other than above will be automatically set to the next lower speed. For non-DX coded film and film with less than ISO 50, film speed is set to ISO 100.
Film Loading	Automatic loading. (Automatically advances to first frame when camera back cover is closed.)
Film Advance	Automatic film winding.
Film Rewind	Automatic film rewind (automatic rewind activation at end of film, automatic rewind stop). Rewind possible at

	any point with rewind button.
Flash	Built-in flash. Recycling time: Approx. 0.5 –5.5 sec. (at normal temperature and with new battery) Flash Working Range: Wide angle: 0.6 – 5.4 m with ISO 100 color negative film Telephoto: 0.8 – 2.1 m with ISO 100 color negative film Wide angle: 0.6 – 10.8m with ISO 400 color negative film Telephoto: 0.8 – 4.2 m with ISO 400 color negative film
Flash Modes	Auto, Red-Eye Reduction, Off, Fill-in, Night Scene, Red-Eye Reduction Night Scene
Mode	Auto, Spot, Landscape, Self-Timer Remote Control, Camera Shake Indicator
Battery Check	Displayed on LCD panel.
Power Source	One 3 V lithium battery (CR123A/DL123A)
Dimensions	117 (W) × 61(H) × 43 (D) mm (without protrusions)
Weight	225 g (without battery)
Splash-proof	Equivalent to IEC Standard Publication 529 IPX4, under Olympus Test condition

Date/Time Unit

Imprinting Direction	Data imprinted onto film from lens side
Data Coding	No data, year-month-day, month-day-year, day-month-year, day-hour-minute
External Indication of Data	Data display on LCD panel
Automatic Calendar System	Up to year 2035
Power Source	Ordinarily used with camera body

*Specifications and design are subject to change without notice.

Note: The company names and product names specified in this release are the trademarks or registered trademarks of Olympus Optical Co., Ltd..

For further information, please contact:
Public Relations, Olympus Optical Co., Ltd.
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2374 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp